W. Thomas Conner Direct Phone: +1 202 414 9208 Email: tconner@reedsmith.com

Reed Smith LLP

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Telephone: +1 202 414 9200
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reedsmith.com

January 21, 2016

Jennifer Gowetski
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	ETF Managers Group Commodity Trust I

Post-Effective Amendment No. 1 to Registration Statement on Form S-1

Filed on January 6, 2016 (File No. 333-199190)

Dear Ms. Gowetski:

In connection with the above-referenced filing and as requested by the SEC staff, on behalf of our client, ETF Managers Group Commodity Trust I (the “Trust”), and its sponsor, ETF Managers Capital LLC, we hereby represent that in future post-effective amendments or registration statements of the Trust, as the case may be, the prospectus will include in the “Fees and Expenses” section a table or short narrative disclosing, as of a recent date, the dollar amounts of the fees and expenses which have been paid by the Trust in connection with the offering described in the prospectus.

Please call the undersigned at (202) 414-9208 or Peggy Heminger at (412) 288-7204 with any questions or comments.

Very truly yours,

/s/ W. Thomas Conner

ABU DHABI ♦ ATHENS ♦ BEIJING ♦ CENTURY CITY ♦ CHICAGO ♦ DUBAI ♦ FRANKFURT ♦ HONG KONG ♦ HOUSTON ♦ KAZAKHSTAN ♦ LONDON ♦
LOS ANGELES ♦ MUNICH ♦ NEW YORK♦ NORTHERN VIRGINIA PARIS ♦ PHILADELPHIA ♦ PITTSBURGH ♦ PRINCETON ♦RICHMOND ♦ SAN FRANCISCO ♦
SHANGHAI ♦ SILICON VALLEY ♦ SINGAPORE ♦ WASHINGTON, D.C. ♦ WILMINGTON

Jennifer Gowetski January 21, 2016 Page 2

W. Thomas Conner

WTC/gp

cc:	Samuel Masucci III
Barney Karol
David Weissman
John Flanagan
Peggy Heminger